Exhibit (a)(1)(viii)
CONFIRMATION EMAIL
Date:
April 1, 2024

To:
Eligible Employees

From:
Stock.Options@dish.com

Re:
Exchange Offer Reminder (or Exchange Offer, Election Form Acceptance) First Name Last Name,

IMPORTANT — PLEASE READ IMMEDIATELY.
This email is to inform you that the Exchange Offer on the terms described in the Offer to Exchange Eligible Options for New Options, dated March 4, 2024, has closed.
This email confirms that we have accepted your last Election Form that was properly submitted to us (if any). As described in the Offer to Exchange, any Eligible Options that you elected to exchange will be cancelled, and New Options will be granted to you as of April 1, 2024. The terms of the Offer to Exchange provide for the New Options to have an exercise price per share equal the closing price per share of our Class A Shares on the Nasdaq Global Select Market on the New Option Grant Date. The closing price per share of our Class A Shares on April 1, 2024 was $XX.XX. Therefore, the exercise price per share for the New Options is $XX.XX.
If you elected to exchange any Eligible Options, Fidelity, our stock plan administrator, will reflect your exchange for New Options in your account. As described in the Offer to Exchange, you must accept the applicable award agreement, which will reflect the terms of your New Options, through the Fidelity Platform in order for your grant of New Options to be completed and to exercise the New Options. We will suspend transactions involving New Options while accounts are being adjusted. Therefore, you will not be able to exercise your New Options until accounts have been updated and you have accepted the applicable award agreement. Account updates are in progress and will be completed as soon as practicable. You will be notified via email when your award agreement(s) is available for acceptance.
If you have questions after receiving this email, please send an email to Stock.Options@dish.com, which is the preferred method, or call the Exchange Offer information line at 1-855-256-0682.
Capitalized terms used but not otherwise defined herein have the meanings set forth in the Offer to Exchange